Filed by Sandbridge Acquisition Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sandbridge Acquisition Corporation
Commission File No. 001-39516

 Analyst Day Presentation  1

   2  About this PresentationThis investor presentation ("Presentation") does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SAC, the Company, or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.Forward Looking StatementsCertain statements, estimates, targets and projections in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or involving, or future performance of, Sandbridge Acquisition Corporation ("SAC") or Owlet Baby Care Inc. (the "Company"). For example, projections of future EBITDA, statements regarding anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s products, projections of the Company’s future financial results and other metrics, the satisfaction of closing conditions to the pending business combination between SAC and the Company (the "Business Combination") and the timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SAC and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; the outcome of any legal proceedings that may be instituted against SAC, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SAC, or the Company to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; the regulatory pathway for Owlet products and responses from regulators, including the U.S. Food and Drug Administration and similar regulators outside the United States; changes in applicable laws or regulations; the possibility that the Company or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of the Company to implement its strategic initiatives and continue to innovate its existing products; the ability of the Company to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID-19 pandemic on the Company’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SAC’s registration statement on Form S-4, which was filed with the SEC on March 31, 2021 and amended on May 28, 2021, including those set forth under “Risk Factors” therein, and other documents filed to be filed with the SEC by SAC.Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SAC nor the Company undertakes any duty to update these forward-looking statements.Use of ProjectionsThis Presentation contains financial forecasts for the Company with respect to certain financial results for the Company’s fiscal years 2020 through 2025. Neither SAC’s nor Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.   Disclaimers

    Non-GAAP Financial MeasuresThis Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. SAC and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. SAC and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Additionally, there can be no assurance that the Company will not modify the presentation of these or similar non-GAAP measures in the future, including to make adjustments for future expenses or other items that the Company believes are appropriate in comparing its operating performance across reporting periods on a consistent basis.This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, SAC and the Company are unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.Industry and Market DataIn this Presentation, the Company relies on and refers to certain information and statistics obtained from third-party sources which it believes to be reliable. Neither SAC nor the Company has independently verified the accuracy or completeness of any such third-party information.TrademarksThis Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but SAC and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.Additional InformationSAC intends to file a registration statement on Form S-4 with the Securities Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of SAC’s Class A common stock in connection with its solicitation of proxies for the vote by SAC’s stockholders with respect to the Business Combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the registration statement is declared effective, SAC will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SAC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, SAC and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of SAC as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to SAC’s secretary at 1999 Avenue of the Stars, Suite 2088, Los Angeles, CA 90067, (424) 221-5743.Participants in the SolicitationSAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SAC’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SAC is contained in SAC’s prospectus dated September 14, 2020 relating to its initial public offering, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. To the extent such holdings of SAC’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.  3  Disclaimers

 Today’s Agenda  Introduction 5Key Investment Highlights 6Our Story & The Future of Pediatric Health 11Technology Review 14Value Proposition 21Market Overview 39Commercial Execution 44Financials 53  Contents  12345678  4

Today's Presenters



Lior Susan

Founding Partner,
Eclipse Ventures

- 12+ years of experience
- Owlet Chairman of the Board
- Serial Entrepreneur
- 8 Years in IDF Special Forces



Kurt Workman

Co-Founder & CEO

- 8+ years of experience
- Formerly at Techstars and Clearlink



Kate Scolnick

CFO

- 25+ years of experience
- Formerly at Anaplan and Seagate

5

 Key Investment Highlights  6

 7  Owlet Today - By the Numbers            ~$23BTotal Addressable Market   $107M2021E Net Revenue  $30CAC  71Net Promoter Score  47% 2019A – 2021E Revenue CAGR  (1)  2021E includes projected sale of wellness version of the Owlet Band.

 8  Our Vision for Tomorrow            ~$81BTotal Addressable Market 2025   $1B2025E Net Revenue  78% 2021E – 2025E Revenue CAGR  56%2025E Gross Margin  6 yrCustomer relationship across expectant mothers & 2 children

Emerging Trends Make it the Right Time to Bring Technology To Parents

Parenting Gets Upgraded

- **Parents are now more engaged than ever**

  Fathers in 2012 spent 269% more time on average with their children than in the 1960s[1]

- **Parents rely on technology more than ever[2]**

  Early tech adopters are up to 3x more likely than slower tech adopters to own the Smart Sock[3]

Biometrics Used Everywhere

- **92 million people will have pulse oximetry on their wrist by 2022[4]**

  SPO2 is the hero feature in the 2020 Apple and Fitbit smartwatches

- **Pulse Oximetry is in household conversations**

  COVID-19 has led to a 20x increase in people searching "Pulse Oximeter" in the US[5]

Healthcare Moves Home

Telehealth market potential of $122 billion[6]

- COVID-19 has led to massive shift in telehealth
- Most popular smartwatches propel the 'consumerization of healthcare' by adding clinical screenings like AFIB detection
- Propelled by AI and Big Data, healthcare is moving from being reactive to proactive

Sources:

(1) *Pew Research Center--https://www.sciencedaily.com/releases/2016/09/160928160716.htm*
(2) *https://www.pewresearch.org/fact-tank/2019/09/09/us-generations-technology-use/*
(3) *Company estimate based on Lux Insights Inc. consumer panel*
(4) *https://www.pewresearch.org/fact-tank/2019/09/09/us-generations-technology-use/*
(5) *Google trends*
(6) *Frost and Sullivan reports: Telehealth-- A technology-based weapon in the war against the Coronavirus 2020*

9

Owlet is the Next Connected Ecosystem Bringing Technology & Data To Modern Parenting

Creating a Holistic Experience for Parents

Livongo

iRhythm

Digital Health Monitoring

Apple

Personal Electronics

Peloton

At-Home Fitness

Parenting

TAM: ~$81B(1)

Source: Company disclosures.

(1) *2025 company estimate based on product roadmap, 0-5 year old child population, future telehealth (note $6B of TAM is from telehealth and subject to FDA authorization)*

10

 Our Story &The Future of Pediatric Health  11

   Our Mission: Empower parents to give care at home. At Owlet this means connecting parents with the training, tools and support they need to keep their baby safe, healthy and happy.  Parenting Problems  12  92Million healthcare visits for children age 0-4 in the U.S. each year  44Lost nights of sleep on average in just the first year  27Thousand babies pass away unexpectedly between third trimester and month 6 at home

Digital Platform for Parenting



Consumer
Centric
Technology
enabled
Healthcare*
at home

Strategic Investments:

- Strong Brand
- Fantastic User Experience
- Connected Nursery

Strategic Investments:

- Full Stack Technology
- Connected Ecosystem

Strategic Investments:

- Medical Devices*

**Requires authorization by FDA prior to commercialization*

13

 Technology Review   14

   15  Owlet is is Democratizing Access to Advanced Technology for Parents in the Home   Wellness   Technology & data is locked in hospital  Owlet plans to connect parents with data and experts

Owlet Sock*


Current Technology

Hospital pulse oximetry technology requires cords, tape and large machinery.

Wireless

Wearable

Tailored for the nursery


Sock Technology

Current Sock Data:

- Heart Rate
- Oxygen Level
- Sleep Trends

Future Sock Data:

- Core body temperature
- Respiration*
- Dehydration*

*May require FDA marketing authorization

16

Owlet Cam



1080P + Night Vision

IOT Enabled

Grows with Baby


9:41
70° F
Maren's Cam
Receiving footage
Cam Audio
Video Quality
Owlet

Most current cameras on the market are not smart or tailored for the nursery

Current Cam:

- **Night vision**
- **1080P Video**
- **Sound & Motion**
- **Notifications**

Future Cam Data:

- **Respiratory rate***
- **Inferred temp**
- **Visual Ai**
- **Baby Height**
- **Sleep quality**
- **Air quality**

*May require FDA authorization

17

   18  Owlet Band*  The Owlet Band Data:  Current Technology   Owlet Band Technology   Collects Maternal Heart RateCollects Fetal Heart Rate*Sleep position  Kick CountingContraction Tracking**Maternal Respiration**  Only available with a practitioner, current non-stress tests require straps, wires and manual movement monitoring.   Appropriate for home use            Wireless   Connected  Wearable  *First version is a wellness product; later versions and OTC Band could require FDA marketing authorization**Feature in R&D and may require FDA marketing authorization

Developing a Full Stack Technology Ecosystem to Address the Parenting Journey

Conception ································ full stack cohesive solutions throughout the parenting journey ································► **Kindergarten**

Solutions Portfolio

Telehealth & Services:
- Telehealth Integration*
- Sleep Coaching
- Educational Courses


Owlet
How to Night Wean



AI & Data*:
- Baby is getting sick*
- Baby has health condition*
- Sleep regression


Decelerations



Hardware:
Tracks
- Oxygen
- Heart Rate
- Sleep
- Temperature*





One Mobile App*

Owlet

"ER visits are pricey, we have pediatricians ready to look at Ivy's Smart Sock data and chat any time tonight"

" It looks like Ivy might be getting sick, we turned on the humidifier and extended her wake up time so Ivy can get better"

Ivy is tracked accurately for 12.5 hours

Ivy experienced a 5% drop in O2 along with a consistent HR increase.

The Smart Sock is not intended to screen or diagnose medical conditions. This information is to illustrate the future potential for Owlet's products.

19

Owlet Turns its Data Into a Competitive Advantage with the Aim to Solve Real Customer Problems

Better Products

- Improved Accuracy
- Continuous Technology Improvement
- New Features
- Anticipating Customer Needs

The Best Keeps Getting Better

Proactive Care

- Research
- Opportunistic Screening
- Closing the Loop at Home with Telehealth

Always in the Know

Intelligent Integrations

- Automation
- Personalization
- Cost Reduction

Personalized and Accessible

20

 V A L U E P R O P O S I T I O NWhy do we matter to parents?   21

Every Parent Has the Same Questions and Concerns

Safety*

Is she breathing?

- SIDS: #1 cause of death in infants 1-12 months old[1]
- 10x as many babies pass away from stillbirth as SIDS[2]

Sickness*

When should I call my doctor?

- 92 million well, sick, and ER visits in first 4 years of life[3]
- Respiratory issues--#1 reason for pediatric ER visits[4]

Sleep

Will we ever sleep again?

- Parents lose 44 nights of sleep during the first year of a baby's life[5]
- Majority of new parents get 5-6 hours of sleep per night[6]

Sources: Center for Disease Control

(1) https://www.ncemch.org/suid-sids/statistics/index.php

(2) https://www.cdc.gov/ncbddd/stillbirth/facts.html

(3) In the US. https://www.ncbi.nlm.nih.gov/books/NBK526418/ (Table 2) https://www.aap.org/en-us/Documents/practicet_Profile_Pediatric_Visits.pdf (page 7)

(4) https://www.ncbi.nlm.nih.gov/books/NBK526418/

(5) https://consumer.healthday.com/encyclopedia/parenting-31/parenting-health-news-525/sleep-deprivation-and-new-parents-643886.html (350 hours lost in the first year divided by 8 hours of night sleep = 44 nights of lost sleep)

(6) https://www.healthline.com/health/parenting/new-parent-sleep-study

**** Owlet Smart Sock is not intended for these purposes. These statements refer to concerns that parents have during parenting generally as background on the potential market opportunity as Owlet seeks to expand to health applications, and do not refer directly to any current product benefit or claim***

22

The Early Parenting Journey Meets Constant Change & New Challenges…

Becoming a parent is the biggest change we go through in life. We change everything from spending habits to schedule, and new parents with very little training become caregivers overnight. Taking over the roles of doctor, nurse, dietician and sleep trainer in a matter of months.



1 in 8 struggle with infertility[(1)]

6M new pregnancies each year in the U.S.[(4)]



Changes in health & body

Preparing for labor



~4M babies born each year in the U.S.[(2)]

33M healthcare visits[(3)]



~16M children 1-5yrs[(2)]

Development key focus

Conception .... **the biggest change that we go through in life** ....► **Kindergarten**

Source:

(1) https://www.cdc.gov/nchs/fastats/infertility.htm

(2) https://www.cdc.gov/nchs/fastats/births.htm

(3) https://www.ncbi.nlm.nih.gov/books/NBK526418/ (Table 2) and https://www.aap.org/en-us/Documents/practicet_Profile_Pediatric_Visits.pdf (page 7)

(4) https://www.statista.com/topics/1850/pregnancy/

Note: Figures pertain to the US

23

   Fraught with a Fragmented Market & Disconnected User Experience     Low-tech legacy companies and the lack of a category leader force parents to utilize dozens of disparate products to care for their baby.  24

'Compelling Anchors' are the Ecosystem Engines

Apple iPhone – A "Must-Have" Product for an Integrated Environment



2005 Global Mobile Phone TAM:
~$120B(1)
2019 Global Smart Phone TAM:
TAM: ~$460B(2)
Mac
iPad
iPhone
Accessories
Services
tv+

Owlet Smart Sock – A "Must-Have" Product for an Integrated Nursery



2021 Global Parenting TAM:
~$23B(3)
2025 Global Parenting TAM:
~$81B(4)
Cam
Smart Crib
Smart Sock
Accessories
Services
Telehealth Services Platform

Source: Company provided materials and publicly available company filings

*(1) 2005 global mobile phone TAM calculated as 800mm units * average device sales price of $146. Sourced from IT F…*

(2) 2019 global smartphone market sourced from Evercore

(3) Company estimate based on product roadmap, 0-5 infant population, U.S. demographic data is based on registered births in 2018 and includes pregnancies. EU demographic data is based on registered births in 2019 and includes pregnancies. Asia demographic data is based on registered births in 2019 in China, Japan, and South Korea and includes pregnancies. The number of pregnancies is calculated as an assumed 75% of annual births in that region. Includes projected sale of wellness version of the Owlet Band.

(4) Assumes the same demographics as today's calculation for illustrative purposes. Includes future telehealth opportunity. (note a portion of TAM is from telehealth and subject to FDA authorization)

25

 Owlet is the ‘Anchor’ Needed to Connect the Nursery ...  Nightlight*    Cam  Smart Bed*  Humidifier*  Smart Sock    Thermometer*    Hey mom, looks like you could use some sleep! We noticed that didn’t sleep well. Let us help! Now that she’s 4 months old she can sleep through the night. Let Jen and Jill walk you through how.   Software & Content  ____________________Source: Company disclosures*In research and development   26

 … All Under One Roof, Simpler & Smarter Together. Taking the Headache Out of Parenting  Simplifying the purchasing journey for parents at retail and online. Under one roof means that parents can expect the products to work together in one app and with enhanced integrated features.   27

         Improving LTV as Product Assortment Expands    Current    2022 - 2023    Future   $498  $1,596  $3,296+  Potential Lifetime Value  Smart Socks(Sock+ 2021)  Design this slide    +  +  Owlet Cam(Cam 2 - 2022)  Dream Lab(2020)  Owlet Band*(2021)  Smart Crib(2022-23)    Connected Nursery(2022-25)  Services(2022-25)  Accessories & Consumables(2021-25)  28  *Could require FDA marketing authorization

 29          2021 Forward Progress - Customer Usage & Satisfaction  Net Promoter Score  Amazon Star Rating  Additional Hours of Sleep monitored  Improved Sleep in Just 7 Days   71  102M   92%   All products aggregate NPS score. Over 500 basis point improvement in Q1 of 2021 over Q4 of 2020  Aggregate Amazon reviews across all Owlet products   In Q1 of 2021  Parents report with Owlet’s Dream Lab January - April 2021  4.4    #1Ranking in Top 3 Brand Metrics*      Beta Testing  Beta Testing  Sock +   Sock + beta testing started in Q1 and is finalizing in Q2  Band beta testing continued in Q1 with strong demand from parents  Band  *Based on consumer survey commissioned by third-party consultant in November 2020 (n=1,086)

 30          2021 Forward Progress - New Product Development  Launch planned for H2  Working Toward Commercialization  Clear opportunity to leverage data  Project Initiated  Sock +   Telehealth  Crib  Extends Smart Sock usage and relationship with family up to age 5  Anticipated strong demand from expectant mothers  Ramping internal resources for go-to-market strategy  Strategic work completed and internal resources starting   Band    $2K+Potential LTV Increase      Beta Testing  Beta Testing  Sock +   Sock + beta testing started in Q1 and is finalizing in Q2  Band beta testing continued in Q1 with strong demand from parents  Band  *  *May require FDA marketing authorization

 31  V A L U E P R O P O S I T I O NWhy do we matter to healthcare?

    Healthcare Costs by Age     2009-10 Group Male      ____________________Source: Company disclosures https://www.ncbi.nlm.nih.gov/books/NBK526418/ (Table 2)https://www.aap.org/en-us/Documents/practicet_Profile_Pediatric_Visits.pdf (page 7)  More Healthcare Utilization During Early Childhood than Any Other Time of Life  92M Visits ER, sick, & well visits (ages 0-4)(1)(2)  3.4M ER Visits(1)  14M Sick Visits(2)  16M Well Visits(2)  The First Year of Life:  32    Well Visit    Sick Visit

 33  ... And that Care is Costly        Pediatric Office Visits$169/visit x 80M  ER Visit $1.3K x 12M  1 Day in NICU $3.5k x ~307k  ER Visit$15.6B  Office Visits$13.5B  1 Day NICU ~$1.1B  (1) https://www.aap.org/en-us/Documents/practicet_Profile_Pediatric_Visits.pdf (page 7; 2004-2007), https://consumerhealthratings.com/healthcare_category/doctors-charges-physician-prices-average-cost-anesthesia/ (2016) (2) https://hcup-us.ahrq.gov/reports/statbriefs/sb242-Pediatric-ED-Visits-2015.pdf, https://www.debt.org/medical/emergency-room-urgent-care-costs/, https://www.usatoday.com/story/news/health/2019/06/04/hospital-billing-code-changes-help-explain-176-surge-er-costs/1336321001/(3) https://journalofethics.ama-assn.org/article/cost-saving-tiniest-lives-nicus-versus-prevention/2008-10, https://jamanetwork.com/journals/jamapediatrics/fullarticle/2381545, https://pubmed.ncbi.nlm.nih.gov/25671704/, 2012  (1)  (2)  (3)

 34  Peace of Mind  Early Detection  ... Signaling the Need for Better At-Home Triage  96.5%Treat & Release  3.5%Hospital Admission  (1) Hospital Admission statistics: https://hcup-us.ahrq.gov/reports/statbriefs/sb242-Pediatric-ED-Visits-2015.pdf, ages 0-4(2) No current Owlet products are intended to screen or diagnose medical conditions  (1)  (1)(2)

… Highlighting the Importance of Owlet's Anticipated Telehealth Platform

As access to doctors becomes more of a commodity within telehealth, we expect that owning the **relationship with the customer & enabling with data** will be the key differentiators

$122B

Telehealth TAM in 2025[1]

$6B

Owlet Telehealth TAM in 2025[4]

Respiratory Issues[3]

#1

Reason for pediatric ER visits

61% of parents studied are interested in professional guidance through the Owlet App and **50%** would pay **$20+/month**

Illustrative example of future telehealth potential:



9:41
Thu, Jan 14th
Overview
Graphs
Notifications
Jan 14 - 11:10:03 PM
Ivy might be showing signs of sickness. Our doctors can review the O2 and HR data and are available now to chat.
Chat Now
85%
150 BPM
Awake
Home
History
Guide
Account

Engagement

7.5x

App Opened Per Day Avg [4]

79

Minutes of Daily App Usage [4]

*Although the Smart Sock is only intended for use in healthy babies to reduce parents' stress and anxiety, Owlet is evaluating potential telehealth applications

Source: Company disclosures

(1) *Frost and Sullivan reports: Telehealth-- A technology-based weapon in the war against the Coronavirus 2020*
(2) *https://www.ncbi.nlm.nih.gov/books/NBK526418/*
(3) *Company estimate based on Embrace.io app tracking software*
(4) *Third-party research report from 2020 accessing Owlet opportunity within telehealth*

35

   Owlet’s Telehealth Solution is 24x7 care: content, community, and (professional) care offerings come together to create a proactive care experience  ValueParents receive trusted content that is on-point and specific, rather than too abstract and difficult to consume.Original and compelling content will keep parents coming back to Care Assist. The frequency of use by parents will be a key indicator for subscription renewal.  ValueThe Cohort Community establishes a network for each parent beyond the friend and family network they already have. The depth of connection to the Care Assist community will extend the life of the Care Assist subscription.   ValueParents can bypass the many barriers to direct access to the care professionals they need.Easy access to healthcare professionals with hard-to-find expertise will be seen as the greatest value-add and has the potential to drive positive outcomes  Cohort Community  ValueParents can now stop worrying about what they need at every turn and if everything is okay and instead lean on Proactive Care to guide them to what they need to do, supporting them in their parenting needs. As more customers use Owlet, it allows Owlet to become a smarter parenting AI that can take away the work of knowing what to do and when - giving everyone an opportunity to become a parenting expert and freeing up time for the higher order bits of nurturing their families and finding joy in everyday things.  AI Driven Insights & Content  Care Professionals (Telehealth)  Proactive Care  AI curates and delivers insights and content that parents need based on data from Owlet devices and parent interest.   Connect parents to a cohort community of other parents where they can seek help without any worry of being judged and can share their experiences to help others.  Empower parents to get personalized care through care professionals, 24x7 and via multiple channels (video, phone, text)  Parents can proactively get care instead of having to track what they need and what they need to do at any given time during the parenting journey. Proactive care uses Machine Learning and AI to use parents’ data and usage to recommend as well as facilitate care options.              OfferingIn-house and partner expert articlesTimely insights & notificationsVideo tutorialsSoftware & data enabled interactive parenting classes  OfferingPhase and topic based cohortsSocial events – virtual and / or localModerator led chats w/ parentsReward (good karma) points for providing supportSecond-hand marketplace  OfferingAccess to professional care 24x7Access at the press of a button (low friction) - easy to find and easy to scheduleProfessional care using data available from their Owlet productsOne-on-one consultations and follow-upsNo insurance or referrals required  OfferingProactively understand needsRecommends course(s) of actionFacilitates preferred course of action  Owlet Device Data    Which Will Give Parents 24x7 Care with Content, Community and Professionals

Owlet is Investing in the Development of Medical Devices to Address This Large Home Care Opportunity*

1 BabySat


Readings are Normal
Heart Rate
140
Oxygen Level
95%

Building credibility and opening up a new market

- First pulse oximeter designed for babies
- Designed to utilize telehealth platform
- Designed for babies with health conditions

2 OTC Sock


150 BPM
96% O2
Owlet

Expanded claims could lead to deeper penetration

- Designed to utilize telehealth platform
- Designed for healthy babies
- Designed to opportunistically screen for health conditions

3 OTC Band



Designed to make pregnancy care easier

- Non Stress Tests & pregnancy checkups from home
- Designed to opportunistically screen for fetal and maternal health conditions

(1) *Third party research report*

** BabySat, OTC Band and OTC Sock are investigational medical devices, which would require authorization by FDA prior to commercialization*

37

 38          2021 Forward Progress - Clinical + Regulatory  Published/Ongoing Studies  Care Service  Medical Devices in Development  Europe  12  Telehealth  3  CE Medical  New study by Cleveland Clinic researchers analyzed over 200M hours of biometric data from Owlet  Project initiated and R&D underway  BabySat, OTC Sock & OTC Band  Ongoing implementation of ISO 13485 and preparation to file for CE Medical    Massive & Growing Data Set on Infant Health

 Market Overview  39

Leading to a Large & Growing TAM for Owlet's Products

2021 Parenting TAM	2023 Parenting TAM	2025 Parenting TAM
~$23B(1)	~$49B(1)(2)	~$81B(1)(2)(3)


$81B
$49B
$23B

TAM Growing at 37% CAGR through 2025

Source: Company provided materials, Centers for Disease Control and Prevention (CDCP) and Statistia

(1) Company estimate based on product roadmap, 0-5 infant population, U.S. demographic data is based on registered births in 2018 and includes pregnancies. EU demographic data is based on registered births in 2019 and includes pregnancies. Asia demographic data is based on registered births in 2019 in China, Japan, and South Korea and includes pregnancies. The number of pregnancies is calculated as an assumed 75% of annual births in that region. Includes projected sale of wellness version of Owlet Band.

(2) Assumes the same demographics as today's calculation for illustrative purposes

(3) Includes future telehealth opportunity. (note a portion of TAM is from telehealth and subject to FDA authorization)

40

TAM Detail

Owlet targets a parenting TAM of ~$81bn through its current product pipeline(1)(2)

2021 Parenting Market TAM ~$23B(1)

United States: ~$12.9B

LTV Opportunity	$846
Children 0 - 5 years old	~21.8M
Income filter	70%

European Union: ~$6.6B

LTV Opportunity	$846
Children 0 - 5 years old	~28M
Income filter	28%

Asia:~$3.8B

LTV Opportunity	$846
Children 0 - 5 years old	~90.9M
Income filter	10%

LTV Summary

Existing LTV Opportunity

Product	Price
Sock	$299
Band(3)	$299
Cam	$149
Dream Lab	$99
Total Existing LTV Opportunity	**$846**

Increase to LTV Opportunity

Product	Price
Telehealth	$20/mo
Smart Crib	$999
Accessories +consumables	$50
Increase to LTV Opportunity	**$1769**

Total Future LTV Opportunity: $2,633

2025 Market TAM ~$81B(1)(2)

United States: ~$40.2B

LTV Opportunity	$2,633
Children 0 - 5 years old	~21.8M
Income filter	70%

European Union: ~$29.5B

LTV Opportunity	$2,633
Children 0 - 5 years old	~28M
Income filter	40%

Asia:~$11.9B

LTV Opportunity	$2,633
Children 0 - 5 years old	~90.9M
Income filter	5%

Source: Company provided materials, Centers for Disease Control and Prevention (CDCP) and Statistia.

(1) *Utilizes company provided LTV data. U.S. demographic data is based on registered births in 2018 and includes pregnancies. EU demographic data is based on registered births in 2019 and includes pregnancies. Asia demographic data is based on registered births in 2019 in China, Japan, and South Korea and includes pregnancies. The number of pregnancies is calculated as an assumed 75% of annual births in that region.*

(2) *Assumes the same demographics as today's calculation for illustrative purposes.*

(3) *First version of Owlet Band is a wellness product, launching in 2021. Subsequent versions, including OTC Band, may require FDA marketing authorization.*

41

 42        Consumer  Competition: $300B+ Annual Spend by Parents in the U.S. Alone Across Consumer, Healthcare and Technology   Technology  Healthcare  HonestPampersFisher PricePhillipsJohnson & Johnson  Amwell Teladoc Doctor on Demand Blueberry Health  MasimoNanitNuvoGE

Driving Key Competitive Moats

Connected Ecosystem

#1
Ranking in the top 3 brand metrics[1]

61-77%
Customers would consider other baby products from Owlet[1][2]

One Cohesive Experience



Cam
Smart Sock
Soothe
Smart Bed
Humidifier
Thermometer

Owlet was the number one brand for repurchase intent when compared to 13 competitive brands. Also Owlet is ranked first, second or third in 11 of 15 brand loyalty drivers. [1]

Proprietary Data Advantage

1.5M
Parents Used the App[3]

9B
Heartbeats Monitored Per Night[3]
(estimated)

The Data Flywheel



More Data
Better Products
Clinical Insights*
More Products Purchased

AI driven algorithms to reduce inaccuracies and improve user experience. Smart Sock nuisance alarm rate <1/50 [2] what it would be without innovations. Also discovered data patterns that could enable opportunistic screenings of critical health conditions--if successfully developed and authorized for such use.

9-Year Technology Headstart

33
Issued Patents[4]

38
Trademark Registrations[4]

Innovations Across Entire Tech Stack

Fabrics
Electrical
Firmware
Algorithms
Mobile
Backend

Proprietary circuit boards that are small and low power while still maintaining extremely low noise that enable high quality measurements and better accuracy. Also our patents enable superior placement of sensors in the best location for infants--the foot.

Source:
- *(1) Third party market analysis from 2020. Comparing brand metrics across 9 competitors in the baby industry. "top 3 brand metrics" were: best technology, gives parental confidence, most popular brand*
- *(2) Potential features proposed in the survey included carbon monoxide alarm (77%), wearable smart thermometer (69%) and baby scale (61%)*
- *(3) Company estimate based on Smart Sock data analysis*
- *(4) As of March 31, 2021*

43

 Commercial Execution  44

4 Key Opportunities For Growth*

1. **Penetration** with Existing Products — Already achieved 20%+ penetration in several states in 2021. Similar penetration into more U.S. states will drive key revenue growth into 2025.

2. **Connected Nursery** Expanding The Ecosystem — Several key anchors in our Connected Nursery roadmap will launch in next 12 months, with strong interest from parents and existing customers

3. **Telehealth** & Medical Devices — Anticipated demand for telehealth and medical devices from Owlet, matching industry-wide growth

4. **International** Expansion Beyond The USA — 2025 int'l revenue is very achievable, based on current percent of revenue in 2021, coupled with expansion plans for next 4 years



$1,250,000,000
$1,000,000,000
$750,000,000
$500,000,000
$250,000,000
$0
Gross Revenues
2020
2021
2022
2023
2024
2025
Expand International
Telehealth and Medical Devices
Connect The Nursery
Deepen Penetration

*Company estimates

45

1. Penetration Opportunity

Compared breakdown by subregion - Google Trends[1]



baby monitor
Owlet
Mauve color indicates search volume for 'Owlet' is greater than 'baby monitor'
WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
NY
ME
HI

Owlet currently reaches 1 in 5 children in a few states. **Similar penetration** across the U.S. would equate to **$1B+ of revenue** in 2025

Interest for Owlet



Wyoming
Utah
Nebraska
Arkansas
Iowa

Owlet has high penetration in its home state (UT) and **states with active foundations**

Parents are **7x more likely to buy** an Owlet if they know someone who already owns an Owlet [2]

Because parenting is generational, and tightly networked, a **tipping point occurs** as more parents own Smart Socks

(1) Google Trends, June 2021

(2) Company survey of 1,399 parents, July 2019

46

 47  2. The Cyclical Parenting Journey Creates a Large LTV Opportunity     Yr 1  6 Years(2 Children)  Anchors drive daily usage. Owlet data & app usagecreates a massive telehealth opportunity  Owlet Care $20/mo(x 72 months = $1440 LTV)  $299*  $299  $799  $149  Design help needed    Yr 3  *First version of Owlet Band is a wellness product at $299. Subsequent versions including the OTC Band may require FDA marketing authorization.

3. Reimbursement and Contribution: Owlet's Goals

Back to Work Experience	Health Outcomes	Cost Reduction
■ Better Sleep	■ Safety	■ Primary Care Visits
■ Check on Baby Remotely	■ Sickness - earlier care	■ ER Visits
■ More confidence & less anxiety	■ Sleep	■ Extra NICU Stays
■ Coveted employer benefit		
Employers want competitive, value add benefits	**Providers want to better manage risk**	**Employers and Payers want to reduce costs**

Employers, Payers and Providers would all benefit from better in home pediatric care

48

    4. International Expansion to Europe, Asia & LATAM by 2025(1)     LATAM 202460MChildren      USA 2015 25M Children          Europe 202130M Children  Asia 202297MChildren    ____________________Source: Company estimates based on population data provided by U.S. Census Bureau, United Nations, and OECDhttps://daxueconsulting.com/baby-care-market-in-china/  47% of Chinese consumers prefer imported brands for safety reasons(2)22% ’15-’19 CAGR on the baby care market in China(2)Online channels represent 50% of mother and baby retail market value in China(2)  49

 50          2021 Forward Progress - Penetration  Impressions in Q1 2021  Y/Y Growth on Amazon  Website Visitors in Q1 2021  New Retail Doors Committed  353M  51%  3M  308  Across paid advertising. This represents 101% Y/Y growth.   Q1 of 2021 compared to Q1 of 2020  Visitors to the Owletcare.com website. Over 475K blog views.   In Q1 of 2021. Dillards and Walmart are expanding their stores for Owlet.    #1Ranking in Top 3 Brand Metrics*  *Based on consumer survey commissioned by third-party consultant in November 2021 (n=1,086)

2021 Forward Progress - LTV Expansion

53.8%

Owlet Users Own a Cam

Cam has only been in the market for two years, highlighting the LTV expansion opportunities

61-77% * (1)

Customers Willing to Purchase Additional

Owlet baby products

#1

Ranking in Top 3 Brand Metrics*

4X

More Dream Lab Purchases

Over Q1 2020

4

New Products In Development

Leading to over $2K in potential LTV increase

**Based on consumer survey commissioned by third-party consultant in November 2020 (n=1,086)*

(1) Potential features proposed in the survey included carbon monoxide alarm (77%), wearable smart thermometer (69%) and baby scale (61%)

51

 52          2021 Forward Progress - International  Growth in Canada Q1 2021 vs Q1 2020  Growth in UK Q1 2021 vs Q1 2020  Growth in Australia Q1 2021 vs Q1 2020  Q1 2021 Launch  132%  546%  68%  Nordics  Doors increased with the launch of London Drugs  Increased distribution to Boots and Curry’s online. Increased awareness top of funnel  Expanded online presence and ecommerce partnerships  First launch outside of English-speaking countries    3Continents

 Financials  53

 Drivers of Profitability and Long-Term Model  2019A  2023E  2020A      2  YoY Growth  -   51.4%  83.1%      3  Gross Margin  46.0%  47.6%  56.3%      1  Net Revenue(1)  $49.8M  $75.4M      5  TAM Penetration(1)(2)  0.06%  0.09%  1.31%      4  EBITDA Margin  (33.4%)  (10.9%)  15.8%  _______________________________Assumes FDA clearances of ‘OTC Sock’ in Q4 of 2022Net revenues divided by $81B potential TAM (note a portion of $81B TAM is from telehealth and pending FDA authorization)    2021E  42.2%  53.7%  $107.2M  0.13%  (24.5%)  2022E  62.9%  54.7%  $174.7M  0.22%  (15.2%)  2024E  2025E  $316.4M  $581.4M  $1,064.5M  81.1%  55.4%  0.39%  (4.1%)  83.8%  56.3%  0.72%  9.5%  54  *today’s focus

   55        2021 Forward Progress - Q1 Financial Results  Revenue  Gross Margin    Key Executive Hires and BOD Appointments  57.9%  47%  6     1100 bps improvement Y/YDriven by new products and COGs improvements  Y/Y Revenue GrowthExceeding internal targets by ~10%          $21.9M  Demonstrating FinancialPerformance

   56  Significant Revenue Growth and Margin Opportunities  Focused Near-Term Investments to Build Platform Scale   Strong Balance Sheet to Support Investment  Attractive Financial Characteristics to Drive Growth

 Summary  57

Attractive Business Model

Large Market with Room To Grow
- **0.06%** 2019A TAM Penetration → **1.31%** 2025E TAM Penetration(1)

Powerful Competitive Moats: Data, Brand, & Tech
- **<1/50** SS false alarm rate vs. without accelerometry & AI innovations(2)
- **4T** Heartbeats monitored since inception(2)

Visible and Robust Pipeline of Existing and New Products
- **75.9%** 2023E Gross Revenues From Existing Products → **65.2%** 2025E Gross Revenues From Existing Products

Extensive Distribution Platform
- **65%** Sales by online channels in 2019A

Strong Long-Term Revenue Growth
- **66.6%** 2019A – 2025E Net Revenues CAGR

High and Improving Gross Margins
- **46.0%** 2019A Net Revenues Gross Margin → **56.3%** 2025E Net Revenues Gross Margin

Source:
(1) Net revenues divided by $81B TAM
(2) Based on Company data

58

Questions?  59